Filed by Beneficial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Beneficial Bancorp, Inc.

Commission File No: 001-36806

TO:	Beneficial Employees
FROM:	Rodger Levenson, EVP and Chief Operating Officer
DATE:	October 4, 2018
RE:	Integration Update

It has been a little less than two months since the announcement of our historic combination.

Since that time, we have made significant progress on our integration planning.  Project Teams comprised of Beneficial employees and WSFS Associates have been organized with the support of project managers from both banks and Crowe, our external partner that we engaged to assist us with the integration. The Integration Steering Committee consisting of Joanne Ryder and Tom Cestare from Beneficial, and Lisa Brubaker and Dominic Canuso from WSFS, are meeting at least weekly and often more frequently in their leadership of the integration and Project Teams.

I want to take this opportunity to provide an update on a key milestone and others occurring over the next 60 days:

1.              By the end of the week, we will have filed our merger application with the Office of the Comptroller of the Currency (OCC); the first of several regulatory applications. This is an important step toward receiving regulatory approval.

2.              As we committed to previously, our goal is to complete the first phase of decisions regarding non-Retail positions by the end of October and we are on track to meet this goal. Members of the WSFS management team have met with over 300 Beneficial team members to discuss opportunities in our combined organization. At the end of the month, we will also outline the process to apply for open positions as well as the new opportunities that will be created to support the growth and operation of our combined organization; Beneficial team members will be given first priority for these roles.

3.              Over the next 30 days or so, additional materials will be filed with the SEC and provided to shareholders in advance of meetings for both companies to formally approve the combination.  The shareholder meetings are planned for early-mid December.

4.              Also in early December, we will share more about the branches that we plan to consolidate over the next 12 to 24 months due to geographic overlap, changing Customer needs and optimization opportunities.  Teams from both banks are developing comprehensive internal and external communications plans for customers and employees to provide all the details of this important initiative, including customer letters, frequently asked questions, talking points, and additional details of these plans.

We remain committed to continuing frequent and straightforward communications, and you should expect to see regular updates from the Integration Steering Committee.

My personal thanks to everyone who has been engaged in all of these activities. Your hard work matters and all of us on our leadership teams appreciate your dedication.

Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS Financial Corporation (“WSFS”) of Beneficial Bancorp, Inc. (“Beneficial”) (the “Proposed Transaction”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, WSFS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of WSFS and Beneficial and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Beneficial may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Joint Proxy/Prospectus will be mailed to stockholders of WSFS and Beneficial. Stockholders are urged to read the Registration Statement and Joint Proxy/Prospectus regarding the Proposed Transaction carefully and in their entirety and any other relevant documents filed with the SEC by WSFS and Beneficial, as well as any amendments or supplemental to those documents, because they will contain important information about the Proposed Transaction.

Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Beneficial, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Beneficial Bancorp, Inc., Beneficial Bank Place, 1818 Market Street, Philadelphia, Pennsylvania 19103.

Participants in the Solicitation

WSFS, Beneficial and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Beneficial in respect of the Proposed Transaction. Information about WSFS’ directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 23, 2018, and information regarding Beneficial’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 8, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS expects its proposed acquisition of Beneficial to have on the combined entity’s operations, financial condition, and financial results, and WSFS’ expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies WSFS expects to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Beneficial) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in WSFS’ share price before closing, that the businesses of WSFS and Beneficial will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Beneficial have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of WSFS common stock to be issued in the transaction, the reaction to the transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of WSFS and Beneficial. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’ Annual Report on Form 10-K for the year ended December 31, 2017, the Annual Report on Form 10-K filed by Beneficial for the year ended December 31, 2017 and any updates to those risk factors set forth in WSFS’ and Beneficial’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Beneficial with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Beneficial or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Beneficial undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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